Exhibit 99.3

  Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected as “Best-in-Class” in Three of Four Categories in
2013 Know Your Customer Anti-Money Laundering Technology Analyst Report

CEB TowerGroup cited strengths that included compliance screening/ID verification, risk profiling and scoring and professional services capabilities

New York – January 23, 2014 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced that its Actimize Customer Due Diligence (CDD) solution, part of the company’s Anti-Money Laundering Solutions suite, was selected as a “Best-in-Class” provider in three out of four categories, in CEB TowerGroup’s “2013 Know Your Customer” (KYC) research report. NICE Actimize received its recognitions based on the analyst firm’s five-point rating system across four product-related anatomy categories and 21 specific attributes.

“KYC and Customer Due Diligence is an integral component of an effective risk management program as it can protect financial institutions from doing business with high risk businesses and individuals,” explains Andy Schmidt, Research Director, CEB TowerGroup. “Given the importance of this vital task and the sheer number of entities that need to be screened, leading financial institutions are seeking providers with robust, scalable capabilities that extend from initial screening and behavior modeling all the way to alerts and case management.”

The three categories in which the NICE Actimize Customer Due Diligence solution received a “Best in Class” designation were for Initial Due Diligence, Compliance Operations and Enterprise Support. Among the attributes which were considered strengths for NICE Actimize in the Initial Due Diligence category were compliance screening/ID verification, risk profiling and risk scoring. In the Compliance Operations category, NICE Actimize was cited for technology architecture, compliance reporting, audit trail, case management and user interface capabilities. And in the Enterprise Support category, the firm strengths leading to a “Best-in-Class” designation included its professional services capability, product maturity, provider offering and stability, and its geographic cover in terms of both deployment and available “on ground” support.

As noted in the report, the Best-In-Class recognition continues a strong run for Actimize’s products in financial crime and compliance-focused CEB TowerGroup technology analyses (i.e. Fraud and AML). In each case, Actimize was recognized as having a strong product set.

The report noted, “In the first two technology-specific categories the same attributes that gave the company’s products such high scores in the other reports were also present here, namely design and configurability of the front-end user interface and workflow as well as the breadth and inventiveness of its underlying analytics. For Enterprise Support, CEB TowerGroup noted that the company’s established history serving some of the most complex financial institutions globally and proven capability in implementing and maintaining its systems were attributes that merited high ratings.”

“The Actimize CDD/KYC solution enables ‘end-to-end’ management and mitigation of customer risk from ‘point-of-entry’ to ‘point-of-change’ across the lifecycle of the customer,” said Amir Orad, president and CEO, NICE Actimize. “Customers and regulators alike recognize the need to manage customer risk as a core and integrated part of an AML program. We continue to invest in technologies that broaden our CDD/KYC offering to help our customers operationalize ‘end-to-end’ customer risk.”

The Actimize Customer Due Diligence (CDD) solution provides complete lifecycle assessment and re-assessment of customer risk as part of know your customer applicant on-boarding and ongoing customer due diligence processes. The solution streamlines money laundering risk assessment, improves customer understanding, and allows firms to better identify, manage and mitigate customer-related risk. With a proven, comprehensive solution, firms are able to reduce regulatory compliance costs, increase efficiency and effectiveness of anti-money laundering programs and minimize reputational and regulatory risk.

The research report noted that regulators are stepping up financial crime compliance. In the past 2 years, fines from the five largest cases involving breaches of anti-money laundering (AML) and customer due diligence (CDD) totaled more than $3 billion USD. Know Your Customer systems enable financial institutions to comply with due diligence requirements by verifying customers’ identities and identifying potentially high risk customers so they can be subject to the appropriate amount of scrutiny as required by Enhanced Due Diligence (EDD) regulations.

For a complimentary download of the report, please go to: http://www.niceactimize.com/cebtowergroupkyc

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated "best in class." CEB TowerGroup research publications consist of the opinions of CEB TowerGroup's analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.